Exhibit 1.09

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Investor Relations Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Media Relations Scot McLeod CDC Software 678-259-8625 scotmcleod@cdcsoftware.com

CDC Games President Delivers Keynote Speech on Combating Online Games Piracy at Digital
Content Expo in Beijing

CDC Games Receives “Top 10 Internet Culture Award” from China Ministry of Culture

Beijing, October 30, 2007 — CDC Games, a business unit of CDC Corporation and pioneer of the “free-to-play, pay for merchandise” model for online games in China, announced today it has received the “Top 10 Internet Culture Award” from the China Ministry of Culture at the 5th China International Digital Content Expo, held in Beijing, China from Oct. 25-28. CDC Games’ president, Xiaowei Chen, Ph.D., delivered a keynote speech on combating the piracy of online games and she was also selected as one of the organizing committee members for the Expo by China Ministry of Culture.

Jointly organized by eight ministries of the Chinese government, including the Ministry of Culture (MOC), Ministry of Information Industry (MII) and the General Administration of Press and Publication of China (GAPP), the China International Digital Content Exposition facilitates two-way communications between the Chinese government and Internet enterprises, providing these companies with a platform to showcase their products and services, and promote international and domestic digital content trade. The “Top 10 Internet Culture Award” was awarded to companies who have made great contributions in fostering a prosperous Internet culture in China.

The exposition, which opened in the Beijing Exhibition Center on October 25, drew Internet content developers from around the world. In addition to exhibits and demonstrations, a series of forums attended by Chinese government officials, business leaders and scholars were also held during the exhibition. Chen delivered a keynote speech on combating online game piracy and fostering a growing and prosperous Internet culture in China, including CDC Games’ OGAAP (Online Games Alliance Against Piracy) initiative which has received strong endorsements and support from Chinese governmental agencies regulating the online gaming industry, as well as enthusiastic interest and participation of gaming and entertainment companies worldwide. Chen also elaborated on CDC Games’ hybrid business model of sourcing games which includes the licensing of games from independent developers, games developed by companies in the CDC Games Studio program, as well as IP localized and self-developed games.

“At the end of June 2007, China had 162 million Internet users including 122 million with broadband access.” said Xiaowei Chen, Ph.D., president of CDC Games. “This second largest and rapidly growing Internet population provides us with an enormous growth potential. However, without a healthy Internet culture, stakeholders of this industry will continue to see their interests encroached upon by pirates. We encourage industry participants to join us in a united front against piracy.”

About CDC Games
CDC Games is one of the market leaders of online and mobile games in China with more than 100 million registered users. The company’s hit title Yulgang was among the first “free-to-play, pay-for-merchandise” online games in China and has received the “Top 10 Most Popular Games” award from the China Game Industry Annual Conference (CGIAC) for three consecutive years, in 2005, 2006 and 2007. Currently, CDC Games offers six popular MMO online games in China that includes: Yulgang, Shaiya, Special Force, Mir III, Shine and Eve Online. In March 2007, the company announced the formation of CDC Games Studio to establish strategic relationships with selected games development partners to accelerate the development of new, original online games for China and other targeted global geographies. CDC Games anticipates being able to deploy up to $100 million for CDC Games Studio investments through contributions from CDC affiliated companies, external partners and its internal resources. In August 2007, CDC Games formed a new subsidiary called CDC Games International (CGI) and CDC Games USA to launch new games internationally and to position CDC Games as a global publisher of online games. For more information on CDC Games, visit: www.cdcgames.net.

About CDC Corporation
The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Mobile focused on mobile applications, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the growth of the Internet, CDC’s expertise in the Internet and the OGAAP initiative ,and other statements that are not historical fact but are based on assumptions. . If any such risks or uncertainties materialize or if any of the assumptions proves incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.